CMN, INC.

Unaudited Financial Statements For The Year Ended December 31, 2022



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
CMN, Inc.
Las Vegas, NV

We have reviewed the accompanying financial statements of CMN, Inc. (a corporation), which comprise the balance sheet as of the period ending on December 31, 2022 , and the related statements of income, changes in shareholders' equity, and cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform pro-cedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

We are required to be independent of CMN,Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Plano, TX
May 12, 2023

6301 Preston Rd Suite 700
Plano, TX 75024
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

CMN, INC.
BALANCE SHEET
DECEMBER 31, 2022

_____

	2022
ASSETS	

CURRENT ASSETS	
Cash	$ 704
TOTAL CURRENT ASSETS	704
NON-CURRENT ASSETS	
TOTAL NON-CURRENT ASSETS	-
TOTAL ASSETS	$ 704

LIABILITIES AND SHAREHOLDERS' EQUITY

NON-CURRENT LIABILITIES	
Related Party Loan	10,000
TOTAL LIABILITIES	10,000
SHAREHOLDERS' EQUITY	
Common Stock (60,000,000 shares authorized; 10,500,000 issued; $0.001 par value)	10,500
Preferred Stock (10,000,000 shares authorized; none issued; $0.001 par value)	-
Additional Paid in Capital	380,084
Retained Deficit	(399,880)
TOTAL SHAREHOLDERS' EQUITY	(9,296)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 704


CMN, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2022
_____


		2022
Operating Income		
Sales	$	2,301
Gross Profit		2,301
Operating Expense		
Research & Development		158,829
Contractors & Professional Services		157,147
General & Administrative		61,170
Advertising & Marketing		25,036
		402,182
Net Loss from Operations		(399,880)
Other Income (Expense)		-
Net Loss	$	(399,880)
Net Loss Per Share		
Weighted average common shares outstanding - Basic		10,500,000
Net Loss per share	$	(0.04)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

2

CMN, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

		2022
Cash Flows From Operating Activities		
Net Loss For The Period	$	(399,880)
Net Cash Flows From Operating Activities		(399,880)
Cash Flows From Financing Activities		
Increase in Additional Paid In Capital		380,084
Issuance of Common Stock		10,500
Issuance of Related Party Loan		10,000
Net Cash Flows From Financing Activities		400,584
Cash at Beginning of Period		-
Net Increase In Cash		704
Cash at End of Period	$	704

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

CMN, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

| | Common Stock | | Preferred Stock | | Additional Paid | Retained Deficit | Total Shareholders' |
	Number	Amount	Number	Amount	in Capital		Equity
Balance at January 5, 2022 (Inception)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of Stock	10,500,000	10,500			380,084		390,584
Net Loss						(399,880)	(399,880)
Balance at December 31, 2022	10,500,000	$ 10,500	-	$ -	$ 380,084	$ (399,880)	$ (9,296)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

CMN, Inc. ("the Company") is a corporation organized under the state of Nevada. The Company operates in software development for social media, marketing, and generation of content.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net operating loss in 2022 of $399,880.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering and continue to contribute personal funds to maintain operations in the event of a shortfall of cash. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through May 12, 2024 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising

The Company records advertising expenses in the year incurred.

Research & Development

The Company records research & development expenses in the year incurred.

Intellectual Property/Related Party Transactions

During 2022, the Company entered into an agreement to license certain intellectual property from a related party which includes rights to proprietary technology, software, trademarks, media content, and other related media properties the licensor has developed ("the Intellectual Property").

In exchange for the use of intellectual property, the Company issued 8,000,000 Common Stock shares to the licensor.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue has been derived from marketing services amounting to $2,301.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2022 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during the year ended December 31, 2022. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Nevada.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

NOTE D- DEBT

Related Party Loan

During 2022, the Company issued a related party note payable in exchange for cash for the purpose of funding continuing operations ("the Related Party Loan"). The loan bears no interest and is payable at a future date to be determined by management.

NOTE E- EQUITY

Under the Company's articles of incorporation, the Company is authorized to issue up to 60,000,000 shares of $0.001 par value Common Stock and 10,000,000 shares of $0.001 par value Preferred Stock.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

Preferred Stock: Preferred shareholders have dilution protected dividend preference for all Preferred Stock share classes, liquidation preferences, and voting rights. Preferred Stock are convertible into Common Stock at the holder's election.

As of December 31, 2022, the number of shares issued and outstanding by class was as follows:

Common Stock	10,500,000
Preferred Stock	0

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.
The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 12, 2023, the date that the financial statements were available to be issued.